FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2025

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Results of the Exercise of Voting Rights of the 149th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 1, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Results of the Exercise of Voting Rights of the 149th Ordinary General Meeting of Shareholders

1.Reason for the submission
The report is submitted pursuant to the provisions of Article 24-5, Paragraph 4 in the Financial Instruments and Exchange Act, and Article 19, Paragraph 2, Item 9-2 in the Cabinet Office Ordinance on Disclosure of Corporate Information, etc., which shows the results of the resolution on the items to be resolved at the 149th Annual General Meeting of Shareholders of the Company held on June 25, 2025.

2.Contents
[1] The date of the shareholders meeting
June 25, 2025

[2] Details of items to be resolved

Proposal No.1: Appropriation of Surplus
Concerning the year-end dividend
98 JPY per share of common stock of the Company

Proposal No.2: Election of Ten (10) Directors who are not Audit and Supervisory Committee Members
To elect Christophe Weber, Milano Furuta, Andrew Plump, Masami Iijima, Ian Clark, Steven Gillis, Emiko Higashi, John Maraganore, Michel Orsinger, and Miki Tsusaka as Directors who are not Audit and Supervisory Committee Members.

Proposal No.3: Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members
To pay bonuses within a total of 460 million JPY to the 2 Directors who are not Audit and Supervisory Committee Members (excluding Directors residing outside of Japan and External Directors) in office as of the end of this fiscal year.

[3] Numbers of voting rights for approval of, against and abstaining from each of the items to be resolved, requirements for each of the items to be resolved to be approved and the results for each resolution

Item to be resolved	Approval (No. of voting rights)	Against (No. of voting rights)	Abstention (No. of voting rights)	Total No. of voting rights exercised	Result (Proportion of approval)	Approval requirements
Proposal No.1	11,330,491	49,100	286	11,476,475	Approval (98.73%)	(Note) 1
Proposal No.2						(Note) 2
Christophe Weber	8,938,796	2,441,272	349	11,477,015	Approval (77.88%)
Milano Furuta	10,831,610	548,516	286	11,477,010	Approval (94.38%)
Andrew Plump	10,196,603	1,183,451	349	11,477,001	Approval (88.84%)
Masami Iijima	10,518,047	862,088	286	11,477,019	Approval (91.64%)
Ian Clark	9,633,060	1,747,077	286	11,477,021	Approval (83.93%)
Steven Gillis	10,525,774	854,363	286	11,477,021	Approval (91.71%)
Emiko Higashi	10,159,863	1,220,259	286	11,477,006	Approval (88.52%)
John Maraganore	10,466,177	913,966	286	11,477,027	Approval (91.19%)
Michel Orsinger	10,460,095	920,040	286	11,477,019	Approval (91.14%)
Miki Tsusaka	11,170,487	209,647	286	11,477,018	Approval (97.33%)
Proposal No.3	7,737,292	3,623,372	19,984	11,477,246	Approval (67.41%)	(Note) 1
(Note)
1. Approval requires a majority of the voting rights of shareholders in attendance and able to exercise voting rights.
2. Approval requires the attendance of shareholders possessing at least one third of the voting rights of shareholders who are able to exercise voting rights and a majority of the voting rights of shareholders in attendance.

[4] Reason for not adding some of the voting rights of shareholders who attended the Annual General Meeting of Shareholders to the number of voting rights for approval of, against or abstaining from each of the items to be resolved

The requirements for approval of the resolutions were met by the advance voting by the day prior to the date of this Annual General Meeting of Shareholders and the tallying of votes received from some of the shareholders who attended on the day of the meeting for which the approval or otherwise of the resolutions could be confirmed, and the resolutions were thus passed legally in accordance with the Companies Act. Therefore, the remaining votes of shareholders who attended on the day of this Annual General Meeting of Shareholders were not added to the number of voting rights for approval of, against or abstaining from each of the items to be resolved.

End of Document